04004896

SO 3/16/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 South Seventh Street, Suite 2400
(No. and Street)

Minneapolis	MN	55415
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Ingle (612) 337-5335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd.
(Name – *if individual, state last, first, middle name*)

5101 Vernon Ave. S., Suite 501	Edina	MN	55436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECTION 187 WASH. D.C. MAR - 1 2004

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Ingle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Julie K. Olson

Notary Public

JULIE K. OLSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Aegis Investments, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Aegis Investments, Inc., including tests of such practices and procedures that we considered relevant to the objections stated in rule 17a-5(g),(1) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Aegis Investments, Inc.
Minneapolis, Minnesota

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 18, 2004

AEGIS INVESTMENTS, INC.
MINNEAPOLIS, MINNESOTA

FINANCIAL STATEMENTS AND
AUDITORS REPORT
December 31, 2003

<u>CONTENTS</u>

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Aegis Investments, Inc., as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 18, 2004

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 62,935	$ 73,418
Accounts receivable (Note 1)	9,827	10,494
	72,762	83,912
PROPERTY AND EQUIPMENT (NOTE 1)		
Office equipment	12,346	12,346
Less: accumulated depreciation	(11,181)	(9,923)
	1,165	2,423
Total Assets	$ 73,927	$ 86,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions payable	$ 10,982	$ 12,020
Accounts payable		1,513
Current portion of long-term debt		1,006
Income taxes payable		767
	10,982	15,306
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding	12,000	12,000
Retained earnings	50,945	59,029
	62,945	71,029
Total Liabilities and Stockholders' Equity	$ 73,927	$ 86,335

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES	$212,216	$305,163
EXPENSES		
Commissions	141,270	209,703
Rent	31,554	31,198
Telephone	5,301	8,266
Professional fees	3,647	4,194
Licenses and fees	4,083	5,193
Office expense	2,280	2,270
Outside services	19,550	24,500
Postage and delivery	2,272	1,770
Depreciation	1,258	1,258
Quotes and cable expense	3,959	4,699
Miscellaneous	2,577	2,836
Insurance	1,437	1,667
Dues and subscriptions	1,672	1,275
Total Expenses	220,860	298,829
Income From Operations	(8,644)	6,334
OTHER INCOME		
Investment income	560	(779)
Net Income Before Provision For Income Taxes	(8,084)	5,555
INCOME TAX EXPENSE (Note 4)		867
Net Income	$ (8,084)	$ 4,688
Income per common share based on the weighted average of 2,200 common shares outstanding during the year (Note 2)	$ (3.67)	$ 2.13

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2002	2,200	$ 12,000	$ 54,341	$ 66,341
Net income (loss)			4,688	4,688
Balance at December 31, 2002	2,200	12,000	59,029	71,029
Net income (loss)			(8,084)	(8,084)
Balance at December 31, 2003	2,200	$ 12,000	$ 50,945	$ 62,945

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (8,084)	$ 4,688
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,258	1,258
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable	667	7,704
Increase (Decrease) in:		
Accrued commissions payable	(1,038)	(7,528)
Accounts payable	(1,513)	(674)
Income taxes payable	(767)	767
Net Cash Provided by Operating Activities	(9,477)	6,215
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchase) sale of marketable securities		8,904
Net Cash Provided (Used) By Investing Activities		8,904
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on long-term debt		(1,073)
Net Cash Used for Financing Activities		(1,073)
Net Increase (Decrease) in Cash	(9,477)	14,046
Cash at Beginning of Year	73,418	59,372
Cash at End of Year	$ 63,941	$ 73,418
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$ 657	$ 100
Interest Paid	$ 51	$ 402

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Aegis Investments, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company is a securities broker dealer.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2003 and 2002, were 2,200 common shares.

Note 3. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2003 and terminates on August 31, 2008. The Company has the option to terminate the lease on August 31, 2006 by delivering written notice along with a termination fee equal to three months of rent. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2004	$32,508
December 31, 2005	$33,546
December 31, 2006	$34,583
December 31, 2007	$35,621
December 31, 2008	$24,208

The Company subleases a portion of this space to various individuals. The rental income received on this property was approximately $8,712 during 2003 and $9,185 during 2002. The subleases are cancelable by either party.

Note 4. Income Taxes

The income tax expense of the company consists of the following:

	2003	2002
Federal tax at statutory rate (15%)	$	$ 1,034
State tax cost, net of Federal benefit		728
Tax benefit of operating loss carryforwards		(895)
Total provision for income taxes	$	$ 867

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 18, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 18, 2004

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2003

NET CAPITAL		
Stockholders' Equity	$ 62,945	
Additions:		
Subordinated loans		
		$ 62,945
Deductions:		
Non-allowable items:		
Property and equipment net of accumulated depreciatio	1,165	
		1,165
Net Capital Before Haircuts on Securities Positions		61,780
Haircuts on Securities - not already deducted		
Net Capital		$ 61,780
BASIC CAPITAL REQUIREMENT		
Net capital		$ 61,780
Minimum net capital required		5,000
Excess Net Capital		$ 56,780
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ -
Accrued commissions		10,982
		$ 10,982
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.8%
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 63,955
Audit adjustments made for the following:		
Adjust clearing receivables to actual		1,902
Adjust commissions payable		(4,604)
Adjust haircuts on securities		527
Adjusted Net Capital		$ 61,780

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2003

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2003

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2003.